October 16, 2017

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Jan Woo

Re:	Pareteum Corporation

Registration Statement on Form S-1

Filed September 29, 2017

File No. 333-220754

Dear Ms. Woo:

On behalf of Pareteum Corporation (the “Company”), we hereby submit a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated October 12, 2017, addressed to the Company’s Executive Chairman, Robert H. Turner, with respect to the Company’s Registration Statement on Form S-1 filed on September 29, 2017, file number 333-220754 (“Registration Statement”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”).

1.       Please disclose the name of the lead or managing underwriters and the material terms of the underwriter’s purchase option. Refer to Item 501((b)(8)(i) of Regulation S-K.

Response: The Registration Statement has been revised to include the name of the lead underwriter, Dawson James Securities, Inc. Moreover, the “Underwriting” section of the Registration Statement has been expanded to provide the material terms of the over-allotment option granted to the underwriter.

2.       Please disclose the number of warrants you will be offering and the number of shares of common stock for which the warrants may be exercised. Also clarify whether the common stock and warrants will be purchased in a set combination.

Response: The offering to be conducted by the Company will be for shares of its common stock only. As such, the Registration Statement has been revised to remove references to warrants.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM

In addition to the revisions discussed above, the images contained on pages 40 and 41 have been updated to include versions with a higher resolution.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Yours truly,

Darrin M. Ocasio
Darrin M. Ocasio, Esq.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRFKLLP.COM